UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-37720

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Annual General Meeting of Shareholders

On August 2, 2016, Innocoll Holdings plc (the "Company") mailed to its shareholders and posted to its website the Notice of the Annual General Meeting of the Company’s shareholders, which will be held in Dublin, Ireland, on September 5, 2016. The Notice of the Annual General Meeting, Proxy Card and Annual Report are included herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Exhibits

No.	Description
99.1	Notice of the Innocoll Holdings plc Annual General Meeting of Shareholders
99.2	Proxy Card
99.3	Innocoll Holdings plc Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

By:	/s/ Jose Carmona
	Name:	Jose Carmona
	Title:	Chief Financial Officer

Date: August 2, 2016